

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 11, 2024

Benjamin Sexson
Chief Executive Officer
Monogram Technologies Inc.
3913 Todd Lane
Austin, TX 78744

   Re: Monogram Technologies Inc.
     Registration Statement on Form S-3
     Filed June 4, 2024
     File No. 333-279927

Dear Benjamin Sexson:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Nicholas O'Leary at 202-551-4451 with any questions.

            Sincerely,

            Division of Corporation Finance
            Office of Industrial Applications and Services

cc: Dean Colucci, Esq.